April 10, 2006

Ms. Nili Shah
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re: Vitro, S.A. de C.V.
Form 20-F/A for the Fiscal Year Ended December 31, 2004
Filed July 7, 2005; Form 6-K filed October 26, 2005; File No. 1-10905

Dear Ms. Shah:

On behalf of Vitro, S.A. de C.V. ("Vitro" or the "Company"), set forth below are responses to the comment letter dated April 7, 2006 (the "Comment Letter") from the staff of the Securities and Exchange Commission (the "SEC" or the "Commission"), related to Vitro’s Form 20-F/A for the fiscal year ended December 31, 2004 (the "Form 20-F"). This letter is also being filed on EDGAR. Additionally, five copies of this letter are being delivered to you.

All references in Vitro's response to pages and captioned sections are to the Form 20-F. Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in the Form 20-F. References to "we", "us" or "our" in the responses set forth below refer in each case to Vitro.

References in this response letter to "pesos" or "Ps." are to the lawful currency of Mexico. References to "U.S. dollars," "dollars" or "$" are to dollars of the United States of America. As of December 31, 2004, the exchange rate used in preparing our consolidated financial statements was 11.1495 pesos per U.S. dollar.

For convenience, we have included the SEC staff's comments in italics below followed by Vitro's response. Vitro believes that it has replied to the SEC staff's comments in the Comment Letter in full.

Form 20-F for the Fiscal Year Ended December 31, 2004

General - Restatement

1. Please file your amended December 31, 2004 Form 20-F that includes your restated US GAAP financial statements. Please ensure you address each of the points outlined in comment 2 from our letter dated January 25, 2006.

Response:

We confirm to the SEC staff that we will amend our 2004 Form 20-F which will include our restated US GAAP financial statements. In addition, we will address each of the points outlined in comment 2 from your letter dated January 25, 2006. We plan on providing the SEC staff with a draft of our second amendment on Form 20-F for 2004, in order to facilitate our re-issuance process.

2. Basis of presentation and principles of consolidation, page F-9

b) Consolidated subsidiaries

2. We note your responses to comment 2 in our letter dated March 3, 2006, and comments issued during our conference call on March 20, 2006 with regards to your consolidation of Comegua in your Mexican GAAP financial statements. Specifically, we note that Comegua's Board of Directors is required to approve:
• the annual and semi-annual operating plans;
• the establishment of employee compensation based on the annual plan; and
• any expansion and allocation of capital investments.
We further note that you do not control Comegua's Board of Directors. As such, it is unclear to us how you determined the consolidation of Comegua is in accordance with Mexican Bulletin B-8.

However, given that
• you have agreed to restate your consolidated financial statements in accordance with US GAAP to account for Comegua under the equity method of accounting;
• you will provide a detailed discussion of the material variations between the accounting for Comegua in accordance with Mexican GAAP and US GAAP;
• Comegua represents 4% of consolidated sales, 3-4% of consolidated operating income, and 7% of consolidated assets for fiscal year 2004; and
• the level of judgment required to interpret Mexican Bulletin B-8, we have no further comment at this time. We do urge you to review the guidance in Mexican Bulletin B-8 and consider whether presentation of Comegua as an equity method investee in your Mexican GAAP consolidated financial statements may be appropriate. Please note that we will continue to monitor this issue and may have comments on this area in the future.

Response:

We acknowledge the SEC staff’s comments, and we confirm to the SEC staff that in our second amendment to our Form 20-F for 2004 we will clearly disclose the differences regarding consolidation accounting of Comegua between Mexican and U.S. GAAP.

17. Income tax. asset tax and workers' profit sharing, page F-27

3. In your response 12 in your letter dated March 2, 2006 and your response 6 in your letter dated March 10, 2006, we note that the Ps. 231 million of asset tax carryforwards expire in fiscal year 2008. We further note that you may not utilize these carryforwards until you have fully utilized your tax loss carryforwards. As noted from the table included in your response 12 in your letter dated March 2, 2006, your tax loss carryforwards are not projected to be fully utilized until fiscal year 2008, which is the year in which your asset tax carryforwards expire. Due to the potential uncertainty surrounding the utilization of the asset tax carryforwards, please revise your critical accounting estimates section of Item 5. Operating and Financial Review Prospectus in your amended Form 20-F for the fiscal year ended December 31, 2004 to disclose these uncertainties and the potential impact to the financial statements if your tax planning strategies do not result in the utilization of the asset tax carryforwards of Ps. 231 million. In this regard, please specifically discuss that (1) your asset tax carryforwards cannot be used until you have fully utilized your tax loss carryforwards, (2) You do not expect to fully utilize your tax loss carryforwards prior to 2008, (3) your asset tax carryforwards expire in 2008, and (4) the estimated amount of headroom you have in 2008 to realize the asset tax carryforwards, should some of your tax planning strategies generate less income than expected to realize the tax loss carryforwards. Refer to Item 5.D. of Form 20-F and Section 501.14 of Financial Reporting Codification for guidance.

Response:

We would like to clarify to the SEC staff that the majority of our asset tax carryforwards expire in 2008 (Ps. 193 million), with the remainder expiring in subsequent years through 2014.

We confirm that our critical accounting estimates section in our amended Form 20-F for 2004 will include the following disclosures:

Deferred Taxes

In assessing the realizability of deferred tax assets, management considers whether it is highly probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax assets recorded as of the most recent balance sheet presented, the Company will need to generate future taxable income of approximately Ps. 9,153 million prior to the expiration of the net operating loss carryforwards in 2014. Taxable income for the year ended December 31, 2004 was Ps. 574 million.

A significant percentage of the Company's taxable temporary differences expire in fiscal years 2007 and 2008. The amount of the shortfall from the reversal of taxable temporary differences in 2007 and 2008 that could lead to the expiration of tax loss carryforwards and asset tax carryforwards or the write-off of deferred tax assets, absent future taxable income and the implementation of certain tax-planning strategies is Ps. 225 million and Ps. 1,205 million, respectively. Our asset tax carryforwards may only be utilized after we have fully utilized our tax loss carryforwards and generated sufficient taxable income. A significant portion of our asset tax carryforwards expire in 2008. We plan to recover such asset tax carryforwards in 2008 after utilizing our tax loss carryforwards, by generating taxable income based on our tax-planning strategies. The potential impact to the financial statements if our tax planning strategies do not result in the full utilization of our tax loss carryforwards, Ps. 193 million of asset tax would expire in 2008 unutilized.

The Company has tax-planning strategies which management believes are prudent and feasible, and, if required, would be implemented to prevent the tax loss carryforwards and asset tax credit carryforwards from expiring unused. Such tax planning strategies allow us to generate taxable income in the future in order to utilize our tax loss carryforwards and asset tax credit carryforwards. The nature of these tax-planning strategies includes: gain on sale of assets (corporate office building and the surrounding undeveloped land), gain on sale of subsidiaries and contributions to our non-deductible pension account, among others.

Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible and the implementation of tax-planning strategies, if necessary, management believes it is highly probable that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if significant changes to the Mexican Tax Laws are enacted, which might limit our ability to implement our tax planning strategies.

4. Based on your response dated March 24, 2006, and our conference call on March 28, 2006, it appears that you believe, for purposes of US GAAP, that the realization of the Ps. 200 million deferred tax asset associated with your asset tax carryforwards to be more likely than not until its expiration in 2004. We also understand that you propose to write-off this Ps. 200 million deferred tax asset in 2004 (1) due to the expiration of the asset tax carryforward and (2) because the likelihood of your receiving cash from the Mexican Tax Authority does not meet the criteria for recognition of a contingent asset under US GAAP. However, your basis for not recognizing a full valuation allowance on deferred tax asset in prior periods, specifically 2002 and 2003, remains unclear.

We understand that asset taxes are only recoverable to the extent that you have generated sufficient taxable income and have already utilized your net operating loss carryforwards. Given the following:
• the magnitude of your net operating loss carryforwards at December 31, 2001, 2002, and 2003;
• your pre-tax losses in 2002 and 2003, which would limit your ability to reasonably project future taxable income and indicate a need for a valuation allowance;
• your tax planning strategies, which demonstrate that you would not be able to fully utilize your net operating loss carryforwards until well after the expiration of the asset tax carryforward in 2004, it would appear that the deferred tax asset of Ps. 200 million required a full valuation allowance, prior to 2004. Accordingly, we would expect your amended Form 20-F to include the recognition of a full valuation allowance in beginning retained earnings on January 1, 2002, under US GAAP. Your amended Form 20-F should also include:
• disclosures regarding this correction to beginning retained earnings, including the nature of the issue, amounts as reported, and amounts as restated.
• comprehensive discussion of the difference between US GAAP and Mexican GAAP, including detailed disclosure of your basis for continuing to believe that recoverability of the Ps. 200 million meets the definition of "highly probable" under Mexican GAAP. In this regard, please specifically discuss the decisions by the Mexican Tax Authority in 1999 and the Mexican Supreme Court in February, June and July of 2005, and why, despite the decisions in 2005, you believe that recoverability of the Ps. 200 million meets the definition of "highly probably" under Mexican GAAP.

Response:

We confirm to the SEC staff that we will include the recognition of a full valuation allowance in beginning retained earnings of January 1, 2002 in our consolidated U.S. GAAP financial statements regarding the Ps. 200 million deferred tax asset. In addition, our second amendment to our Form 20-F for 2004 will include the following disclosures:

We confirm that our critical accounting estimates section in our amended Form 20-F for 2004 will include the following disclosures:

Recovery of Asset Tax Carryforwards

The Company has recorded a recoverable asset tax under Mexican GAAP of Ps. 200 million. This asset tax carryforward is related to asset tax paid by the Company in 1994. The Company is seeking to recover this asset tax by means of a settlement with the Mexican Tax Authorities.

Prior to November 1999, the Company was not allowed to deduct liabilities owed to financial institutions (i.e. bank loans) for asset tax calculation purposes. In November 1999, the Mexican Supreme Court ruled that the restriction and inability to deduct such financial liabilities was unconstitutional (the "November 1999 Ruling"). On March 13, 2002, the Mexican Tax Authorities confirmed that the Company was allowed to deduct the liabilities held with the financial system for asset tax calculation purposes. Based on this resolution, the recovery of the asset tax paid in prior years by the Company was considered to be highly probable. The court ruling and related confirmation remained effective as of December 31, 2004, and based on the previous history of recovering asset tax paid in fiscal years 1999, 2000 and 2001 and the fact that no settlements regarding this issue had been denied, the Company considers that the recorded Ps. 200 million of tax on asset carryforward is accurate.

As of December 31, 2004 the Company, based on discussion with its internal legal counsel, previous court rulings and related inquiries with the relevant authorities, considered that the recovery of this asset tax carryforward from the Mexican Tax Authorities was highly probable. Furthermore, the Company obtained a legal opinion from its independent legal counsel supporting its position that the recovery of this asset tax was highly probable as of December 31, 2004. Mexican GAAP allows the recognition of this type of asset based on a threshold of highly probable, which the Company believed it met at the balance sheet date.

In February 2005, the Mexican Supreme Court ruled that the recovery of asset tax carryforwards only applies to asset tax paid after an inquiry regarding this issue is made with the Mexican Tax Authorities (the "February 2005 Ruling"). However, at that time legal counsel advised the Company that there was still a high probability of recovery of asset tax paid, because the February 2005 ruling was not dispositive of the issue and they did not believe that the ruling was applicable to the Company's fact pattern because the Company filed the inquiry to the Mexican Tax Authorities before the November 1999 Ruling.

In June and July of 2005, a definitive Supreme Court ruling was issued, and some judges took the position that the February 2005 Ruling also applied to inquiries made before the November 1999 Ruling. Based on these rulings in June and July of 2005, the Company considered that the tax authorities may challenge the tax refund, and accordingly recorded a reserve, based on management’s best estimates, over the Ps. 200 million, since (i) the possibility of applying that amount against taxes to be paid in the future expired in 2004, and (ii) the high probability of prevailing in court had been reduced.

As a result of the rulings that occurred in June and July of 2005, which resulted in the Company reevaluating the probability of recovery of this asset, the Company had already issued its local Mexican GAAP financial statements. As of the time the Company prepared its 2004 financial statements under Mexican GAAP, the Company and outside legal counsel concluded that there was still a high probability of recovery of the asset tax paid on the basis of all available information at such time and that the accounting treatment for this item was consistent with this conclusion. The Company complied with EITF D-86, "Issuance of Financial Statements," regarding the official issuance date of financial statements and did not modify its previously issued Mexican GAAP financial statements.

This recoverable tax is not an asset under U.S. GAAP, as the threshold is higher than what is considered by Mexican GAAP when analyzing the realizability of an asset related to a positive legal ruling. In accordance with U.S. GAAP, contingent tax assets resulting from legal settlements generally cannot be recognized until cash or other forms of payment are received, such that realization is assured beyond a reasonable doubt. As this particular asset tax should not be recorded for U.S. GAAP purposes, the Company wrote-off the amount of Ps. 200 million, debiting the balance of beginning retained earnings as of January 1, 2002 due to the restatement discussed previously.

18. Business dispositions, page F-29

5. We note your responses to comments 8 and 9 in our letter dated March 3, 2006 and comments issued during our conference call on March 20, 2006 with regards to your presentation of the dispositions of Vitro OCF, Ampolletas, Bosco and Quimica M. The basis for your determination that these dispositions are not significant for the purposes of qualifying for discontinued operations classification in accordance with Mexican Bulletin C-15 remains unclear. Specifically, we note:
• Vitro OCF's operating income is 9.2% and 6.9% of fiscal years 2003 and 2002 consolidated operating income, respectively; and
• Classification of Vitro OCF as a discontinued operation would have resulted in you recognizing a loss before income tax and workers' profit sharing for fiscal year 2004 without consideration of the Ps. 407 million gain recognized in other expenses, net.

We do acknowledge that determining materiality requires a significant level of management judgment and that the financial statements are your responsibility. We further note from your translation of paragraph 21 of Mexican Bulletin A-6, "Materiality" that transactions representing 5% to 10% may be considered significant. While Vitro OCF does represent 9.2% of your consolidated operating income for fiscal year 2003, we expect management thoroughly evaluated all material and relevant qualitative factors, as well, in determining that Vitro OCF did not meet the materiality requirements of Mexican Bulletin C-15 for discontinued operations classification. Furthermore, we note that you are going to restate your consolidated financial statements in your Form 20-F for the fiscal year ended December 31, 2004 to present these business disposals as discontinued operations under US GAAP. In addition, your audited footnotes will contain a detailed discussion as to why you believe Mexican GAAP varies from US GAAP for these business dispositions.

We do urge you to continue to review the guidance in Mexican Bulletins A-6 and C¬-15 based on the facts and circumstances of each business disposal and consider whether a discontinued operations presentation may be appropriate. Please note that we will continue to monitor this issue and may have comments on this area in the future.

Response:

We acknowledge the SEC staff’s comments, and we confirm to the SEC staff that in our second amendment to our Form 20-F for 2004 we will clearly disclose the differences in accounting for discontinued operations between Mexican and U.S. GAAP.

Form 6-K filed October 26, 2005

6. We note that you intend to present Vitrocrisa as a discontinued operation in your consolidated financial statements for the fiscal year ended December 31, 2005 for US GAAP purposes. We further note that the final sale of Vitrocrisa to Libbey Inc. is required to be approved by your shareholders during the next meeting to be held during fiscal year 2006. As such, Vitrocrisa does not qualify for discontinued operations presentation as of December 31, 2005 in accordance with paragraph 30 of SFAS 144. Please confirm that you will not present Vitrocrisa as a discontinued operation in your US GAAP fiscal year ended December 31, 2005 financial statements.

Response:

We confirm to the SEC staff that we will not present Vitrocrisa as a discontinued operation for the year ended December 31, 2005 in our U.S. GAAP consolidated financial statements.

On behalf of Vitro, we very much appreciate your cooperation and assistance throughout the comment process. We also appreciate your consideration of the draft second amendment to our Form 20-F for 2004 that we will provide to you, to assure our compliance with all of your comments before formally filing our second amendment.

Very truly yours,

/s/ Howard Kelberg
Howard Kelberg

cc:

Securities and Exchange Commission:
Tracey Houser
Vitro, S.A. de C.V.:
Claudio Del Valle Cabello Alejandro F. Sanchez Mujica
Deloitte:
Ernesto Cruz William Biese